UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 16 - 2012 issued by TORM A/S (the "Company") to The Copenhagen Stock Exchange on April 22, 2012.

Set forth herein as Exhibit 99.2 is a copy of Announcement No. 17 - 2012 issued by the Company to The Copenhagen Stock Exchange on April 22, 2012.

Set forth herein as Exhibit 99.3 is a copy of Announcement No. 18 - 2012 issued by the Company to The Copenhagen Stock Exchange on April 23, 2012.

Set forth herein as Exhibit 99.4 is a copy of Announcement No. 19 - 2012 issued by the Company to The Copenhagen Stock Exchange on April 23, 2012.

Set forth herein as Exhibit 99.5 is a copy of Announcement No. 20 - 2012 issued by the Company to The Copenhagen Stock Exchange on April 23, 2012.

Set forth herein as Exhibit 99.6 is a copy of Announcement No. 21 - 2012 issued by the Company to The Copenhagen Stock Exchange on April 23, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: April 23, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Proposed capital decrease of TORM A/S at the annual general meeting on 23 April 2012

Further to company announcement no. 13 dated 30 March 2012 regarding the annual general meeting of TORM A/S to be held on Monday 23 April 2012, reference is made to proposal 6.c. set out in the agenda for the annual general meeting relating to a decrease of the share capital of the Company by transfer to a special reserve fund.

The Board of Directors has put forward a number of decisions to the annual general meeting that are motivated by the need to create flexibility and facilitate an equity issue amongst other initiatives as part of the Company's plan for a long-term, comprehensive financing solution. Pursuant to Danish corporate law, the Company may not issue new shares below nominal value. Given the current financial situation of the Company, a significant capital decrease is required to allow for an equity issue as contemplated under the agreement in principle as described in announcement no. 14 dated 4 April 2012 with the banks of the Coordination Committee and the Company's major time charter partners regarding a long-term financing solution.

The Board of Directors therefore proposes that the nominal amount per share (denomination) is decreased from nominal DKK 5.00 to nominal DKK 0.01, resulting in a decrease of the share capital of the Company from nominally DKK 364,000,000 to nominally DKK 728,000 (corresponding to 0.2% percent of the nominal share capital) by transfer of the reduction amount to a special reserve fund in accordance with Section 188(1)(3) of the Danish Companies Act.

Proposal 6.c. on the agenda is accordingly as follows:

Decision to decrease the share capital of the Company by transfer to a special reserve fund.

The Board of Directors proposes that the share capital of the Company is decreased by an amount of nominally DKK 363,272,000 (corresponding to 99.8% per cent of the nominal share capital) from nominally DKK 364,000,000 by decreasing the nominal amount per share (denomination) from DKK 5.00 to DKK 0.01 by transfer of the reduction amount to a special reserve fund in accordance with Section 188(1)(3) of the Danish Companies Act.

The transfer to the special reserve fund shall be in an amount of DKK 363,272,000 and the capital decrease hence occurs by rate 100, i.e. equalling the decreased nominal amount. Subsequent to the decrease, the share capital of the Company will amount to nominally DKK 728,000 and the nominal value of each share will be DKK 0,01.

Adoption of the proposal implies that Article 2.1 of the Articles of Association is amended to read as follows:

"The Company's share capital is DKK 728,000 divided into shares of DKK 0.01 each or any multiple thereof." and that Article 8.3 of the Articles of Association is amended to "Each share of DKK 0.01 carries one vote".

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company's plan for a long-term, comprehensive financing solution.

Adoption of proposal 6.c. continues to be subject to at least two-thirds of the votes cast as well as of the share capital represented at the annual general meeting voting in favour of the proposal, cf. Section 106(1) of the Danish Companies Act.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

Announcement no. 16 / 22 April 2012	Proposed capital decrease of TORM A/S at the annual general meeting on 23 April 2012	Page 1 of 2

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 16 / 22 April 2012	Proposed capital decrease of TORM A/S at the annual general meeting on 23 April 2012	Page 2 of 2

Exhibit 99.2

Announcement on proxy to the Chairman of the Board of Directors of TORM A/S in relation to the annual general meeting on 23 April 2012

In accordance with the Danish Securities Trading Act, section 29, cf. the Danish Executive Order on Major Shareholders, section 4, no. 8, cf. section 5(3) and 5(4), cf. section 2, TORM A/S (the "Company") hereby announces that N. E. Nielsen, Chairman of the Board f Directors of TORM A/S, has received proxy from Beltest Shipping Company Ltd. and Menfield Navigation Company Limited to vote on the ordinary general meeting on 23 April 2012 with the result that the Chairman at the annual general meeting in aggregate will control 52.2% of the share capital’s total voting rights and the total share capital of the Company.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 17/ 22 April 2012	Announcement on proxy to the Chairman of the Board of Directors of TORM A/S in relation to the annual general meeting on 23 April 2012	Page 1 of 1

Exhibit 99.3

TORM's annual general meeting has been suspended from 10.00 to 11.00 am

The annual general meeting of the Company has been suspended from 10.00 to 11:00 am CET.

The suspension is due to a just recently received changed Auditors report to the Company's annual report for 2011 whereby the report is changed from a "disclaimer of opinion" to an "unqualified audit opinion with an emphasis of matter".

The adjusted pages to the Company's annual reporter for 2011 will be available in a printed version within one hour.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 18 / 23 April 2012	TORM's annual general meeting has been suspended from 10.00 to 11.00 am	Page 1 of 1

Exhibit 99.4

TORM publishes an updated annual report for 2011

TORM publishes an updated annual report for 2011 with the following changes:

●
"Statement by management" (page 86) adjusted to reflect the content of the conditional framework agreement in principle with the Coordination Committee and its major time charter partners regarding a long-term financing solution that was published in announcement no. 14 dated 4 April 2012.

●	"Independent auditor's report" (pages 87-88) is changed from "disclaimer of opinion" to "unqualified audit opinion but with emphasis of matter".
●	"Note 2 - Liquidity, Capital Resources, Going Concern and Subsequent events" (page 57) updated to reflect the Company's situation as of today.
●	"Chairman and CEO statement" (pages 4-5) is updated to reflect the Company's situation as of today.
●	"2011 highlights" (page 7) is updated to reflect the changes in the "Independent auditor's report" and the content of the conditional framework agreement in principle.

This annual report will be presented for adoption at the annual general meeting on 23 April 2012.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 19 / 23 April 2012	TORM publishes an updated annual report for 2011	Page 1 of 1

Exhibit 99.5

Board of Directors' report at TORM A/S' annual general meeting on 23 April 2012

In connection with TORM A/S' annual general meeting to be held today, the Board of Directors' report on the Company's activities for the past year is hereby made public.

The report from the Board of Directors mentions that the banks and the time charter partners in exchange for the concessions made as part of the conditional agreement in principle as described in the company announcement no. 14 dated 4 April 2012 will achieve a substantial majority of the share capital in the Company in connection with definitive implementation of the agreement in principle. Under the conditional agreement in principle, existing shareholders will achieve in aggregate 7.5% of the future share capital in the Company.

It is also reported that Gabriel Panayotides, Angelos Papoulias and Stefanos-Niko Zouvelos have notified the Company that they will not stand for re-election at the annual general meeting (see agenda item 4).

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 1 of 9

BOARD OF DIRECTORS' REPORT BY THE CHAIRMAN OF THE BOARD
N. E. NIELSEN

TORM's present situation

TORM's financial situation is highly critical, as described in the annual report for 2011. Since 2010, the Board of Directors and the Executive Management have been working intensely on creating a solid capital structure.

These efforts have included examining a number of possible solutions in the capital markets. The Company has examined the possibility of various forms of bond issues. TORM has worked on the injection of new equity through a rights issue, and at the same time there have been negotiations with new financial and industrial investors for major injections of new capital. Last but not least TORM conducted long, intensive negotiations with the Company's 14 banks and the owners of chartered-in tonnage. All efforts made with the intention to create a balanced liquidity position. The negative global economic development in 2011 seriously affected freight rates, but also the chances of success in the capital markets considerably and gradually limiting TORM's options to find a solution.

Despite significant cost reductions and the total elimination of TORM's newbuilding program, the Company's present situation is such that if the current freight rate levels prevail, it is imperative for the Company to reach a solution as soon as possible to avoid running out of liquidity. This is amongst others amplified by the Company's long-established exposure to the spot market in the Tanker Division as well as the fact that TORM's financial position has had an accelerating negative effect on the customers' risk assessment of TORM and thereby the Company's options. In order to avoid a potential bankruptcy threat, the Company has therefore entered into a framework agreement in principle with the bank group and the major owners of chartered-in tonnage, which is to prevent an unfortunate outcome that nobody wants. I will come back to all this later on.

Operations in 2011

TORM incurred a loss before tax and impairment losses of USD 251 million in 2011. The performance was in line with the revised forecast of 23 December 2011. The result contains losses from vessel sales of USD 53 million. In addition, TORM made a negative USD 187 million adjustment of product tanker fleet values and a negative USD 13 million adjustment of the Company's investment in FR8 at 31 December 2011. This resulted in a total loss before tax of USD 451 million in 2011.

This performance is clearly unsatisfactory and mainly driven by the prevailing adverse market conditions in the product tanker segments in 2011 as well as today and the related impairment losses. In addition, there were as mentioned considerable negative effects from sale of vessels. Freight rates, particularly in the larger product tanker segments, LR2 and LR1, suffered tremendously from the global economic downturn and the oversupply of vessels.

The dry bulk market also suffered from high freight rate volatility throughout 2011. Freight rates were generally at a lower level than experienced in 2010.

TORM continued undeterred to trim the daily operations throughout 2011 and 2012 regardless of the uncertainty surrounding the Company's financial position. A dedicated effort by the entire organization drove improvements in a number of commercial areas, in particular within cost and quality performance. For instance, TORM strives to be a carrier approved by all oil majors at all times in order to secure optimal trading flexibility and hence profitability. TORM improved its quality targets by 5 percentage points in 2011, thus achieving the Company's internal objective.

Unfortunately, international shipping is still faced with the challenge of piracy. In 2011, TORM became the first Danish shipowner to place armed guards on board all its vessels trading in the high risk area in the Indian Ocean. The decision was first and foremost made to ensure the safety of seafarers and to address concerns raised by crew members and their families. This decision was made after three pirate attacks on TORM's vessels in 2010 and 2011 which fortunately all were unsuccessful.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 2 of 9

Let me take a little time to elaborate on the trends in the product tanker and bulk markets in order to put TORM's performance and the situation into perspective.

Tanker Division

As you will know, TORM's far greatest exposure is to the product tanker market, and TORM's overall strategy is to operate in the spot market - i.e. without long-term coverage. In 2011, this market was generally affected by the continued economic uncertainty and the considerable global fleet growth resulting from orders made in 2007-2008, which impacted freight rates negatively.

The end of 2010 and the beginning of 2011 showed signs of economic recovery which, combined with increasing demand from South America, positively impacted the freight markets. For the medium-sized vessels (MRs) in particular, western market rates were rising, and TORM was well positioned to capitalize on this market increase. In fact, in the second quarter of 2011, the Company reached its highest spot rates since the onset of the crisis in early 2009. In the first half of 2011, the eastern product tanker markets were negatively impacted by the earthquake in Japan, and naphtha demand decreased, weakening freight rates for the larger vessels (the LR segments).

Over the summer of 2011, the combination of the accelerating European debt crisis, high oil prices and the effects of the Arab Spring negatively impacted freight rates. The earnings on the largest vessels (LRs) were increasingly affected by newbuildings designed for crude oil transport entering the gasoil market, and naphtha demand in Asia decreased further in the second half of 2011. The end-of-year export growth from the USA nevertheless resulted in improved freight rates for the MR segment.

By leveraging strong customer relationships and scale benefits TORM nevertheless continued to achieve high fleet utilization as well as earnings above spot market level. TORM's earnings ended significantly lower than in 2010, leading to an operating loss (EBIT) for 2011 of USD 107 million before impairment losses of USD 187 million on the fleet. This was clearly unsatisfactory and, as mentioned earlier, was mainly due to the adverse market conditions that have prevailed in the product tanker market over a number of years.

The market conditions impacted both newbuilding and resale prices of product tankers, and particularly since the summer of 2011, the vessel prices have been under additional pressure. This development has continued into the first quarter of 2012.

Bulk Division

TORM experienced increasing exposure to the bulk market. In 2011, the relevant spot freight rates were 36%-44% lower than the 2010 levels.

In the first half of 2011, the bulk markets were under pressure due to a record number of newbuilding deliveries and weaker demand. The bulk markets were adversely impacted by the floodings in Queensland, Australia, and the earthquake and subsequent tsunami in Japan. These events affected the global production cycle, for example causing Panamax rates to drop by approximately 35% in April 2011.

In the second half of 2011, freight rates remained volatile due to the continued economic uncertainty and the spillover effects of the natural disasters in Asia and Australia. The bulk markets experienced seasonal volatility, among other things driven by grain exports from the USA, sugar exports from Brazil and a continued appetite for iron ore and coal in China.

The Bulk Division delivered an operating loss (EBIT) for 2011 of USD 68 million, against an operating profit of USD 15 million in 2010. The loss included a net loss of USD 41 million from the sale of two newbuildings. During the year, TORM entered into a number of long-term contracts-of-affreightments (COAs) with major industrial clients and commodity traders at satisfactory rate levels seen in relation to the market developments and the alternatives. The conclusion of these contracts was part of TORM's transformation from a tonnage provider to an integrated freight service provider in the bulk segment. The result is negatively affected by the chartered-in tonnage on shorter periods during the first half of 2011 that turned out to be unprofitable.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 3 of 9

The resale values of bulk carriers were in steady decline throughout 2011. This trend has continued into 2012 and also applies to newbuilding prices.

Financial statements

Next, I am going to go through the financial statements for 2011.

Income statement

TORM's revenue for 2011 was USD 1,305 million, compared to USD 856 million the previous year, driven by increasing bunker prices and the strategic change in the Bulk Division, with the Company managing vessels on an operator basis in 2011. Earnings at the TCE (time charter equivalent) level were USD 644 million in 2011, against USD 561 million in 2010. This increase was primarily due to a major increase in the number of available earning days of 30%, particularly in the Bulk Division.

EBITDA, i.e. profit/loss before interest, depreciation, amortization and tax, was a loss of USD 44 million, compared to a profit of USD 97 million in 2010. The decline was primarily due to significantly lower freight rates in 2011 and a net loss of USD 53 million from the sale of vessels with a view to preserving liquidity and reducing the Company's debt. EBITDA was further affected by higher charter hire expenses.

On a positive note, TORM has since 2008 reduced administrative expenses by 21% and OPEX per day by 16%, despite the inflationary pressure, particularly in Asia.

Profit/loss before financial items (EBIT) was a loss of USD 389 million, compared with a loss of USD 80 million in 2010. The performance was severely impacted by the mentioned loss from sale of vessels of USD 53 million, negative value adjustments of USD 200 million, of which USD 187 million was related to the Tanker Division and further impairment losses on the investment in FR8 of USD 13 million. This was a result of TORM's quarterly impairment testing of all assets in the balance sheet in accordance with generally accepted accounting principles. TORM's assets are divided into three cash generating units: Product tanker, bulk and the investment in FR8. The value of each unit is assessed by means of two methods: the resale value of the fleet and the value of the expected long-term earnings potential. These impairment tests are described in detail in note 9 on page 67 of the Annual Report for 2011.

The Company incurred a loss after tax of USD 453 million, compared with a loss of USD 135 million in 2010, corresponding to negative earnings per share (EPS) of USD 6.5 in 2011, against negative EPS of USD 2.0 in 2010.

As stated, the loss for 2011 is highly unsatisfactory.

Balance sheet and cash flows

TORM's total assets decreased by USD 507 million to USD 2,779 million from USD 3,286 million in 2010. The deterioration was mainly due to a recorded loss of USD 263 million from the sale of vessels and the impairment losses of USD 200 million.

The Company's recorded equity decreased by USD 471 million to USD 644 million from a going concern perspective. The decrease in equity was mainly ascribed to the loss for the year of USD 453 million. It should be emphasized that, in case of a forced sale or bankruptcy proceedings, the recoverable amount of the vessels would be significantly lower than under the going concern assumption provided in the annual report.

The equity at 31 December 2011 gave TORM an equity ratio of 23%. This means that the Company at 31 December 2011 was in breach of one of its financial covenants requiring a solvency ratio of more than 25%. Accordingly, the Company's mortgage and bank debt has been reclassified as current liabilities.

The Group's net interest-bearing debt for 2011 was USD 1,787 million, down relative to 2010, when it stood at USD 1,875 million.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 4 of 9

TORM's operating activities in 2011 generated a net cash outflow of USD 75 million as compared to a net cash outflow of USD 1 million in 2010. The decline was due to the lower freight rates. Cash flow from investing activities for the year was a net inflow of USD 168 million, an improvement of USD 355 million compared with the previous year which was mainly explained by the sale of vessels at USD 284 million and reduced installments on newbuildings.

In January 2012, TORM breached its second covenant relating to the USD 60 million cash and cash equivalent minimum threshold after a standstill agreement had been made with the banks. TORM's standstill agreements with its banks do not waive this breach, but provides for a period of time during which the banks will not take action against TORM in relation to the breached covenants.

As stated in the annual report, it was a highly unusual independent auditor's report in the annual report for 2011. In TORM's company announcement no. 19 and the distributed pages here today, it shows that the independent auditors report has been replaced by an unqualified auditor's opinion but with emphasis of matter.

Shortly, I will give an account of the ongoing negotiations to significantly change the Company's capital structure.

Share price performance

The share price deteriorated from DKK 40 per share at the beginning of 2011 to DKK 4 per share at the end of 2011. This decline was primarily attributable to TORM's extremely unsatisfactory financial performance for 2011 and the Company's difficult situation. At closing this Friday, TORM's share price was DKK 2.6.

NASDAQ in USA has informed TORM that, at 31 December 2011, the Company's American Depository Shares (the ADR program) did not meet the minimum threshold of USD 1.00 per share that is required for continued listing on NASDAQ. TORM has been granted until 26 June 2012 to regain compliance.

Dividend

The Board of Directors recommends that no dividend be paid for 2011.

TORM's outlook for 2012

The financial results for 2012 are subject to considerable uncertainty given TORM's situation and the resulting changes to the Company's business model. Consequently, TORM has resolved not to provide any earnings guidance for 2012 before a long-term comprehensive financing solution is in place, as the guidance would otherwise be misleading.

Capital structure process

Negotiation process
Before moving on to the proposals submitted by the Board of Directors to the Annual General Meeting, I will explain what the Company has been fully focused on in the latter years, and thus the basis of the proposals submitted at the Annual General Meeting.

Since 2010, the Company worked on ensuring adequate liquidity for the coming years in the event that the difficult market conditions would continue. Both in 2010 and in early spring 2011, TORM was at an advanced stage in the process of obtaining a long-term bond loan of up to USD 200 million. Due to the Company's capital structure, its strategic position as a spot-oriented company and the generally challenging conditions in the capital markets, TORM was unable to obtain the loan.

As a possible alternative solution to obtaining a loan, in April 2011 TORM announced plans for a capital increase of approximately USD 100 million in new share capital through a fully-underwritten rights issue. The capital increase was to form part of TORMs negotiations of an agreement to amend a revolving credit facility maturing in 2013 with a bullet payment of USD 630 million. In June 2011, this agreement was amended and extended to 2015, subject to the planned share issue.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 5 of 9

However, over the summer renewed global economic uncertainty arose, and this accelerated into the second half of 2011. This led TORM's rate expectations to be downgraded significantly. Consequently, in the autumn TORM judged that the planned capital increase and the aforementioned bank agreement alone were insufficient to stabilize the Company's long-term position. It would therefore not be prudent to complete without further changes to TORM's capital structure.

In August 2011, TORM engaged the international financial advisor Evercore Partners to explore the possibilities of strengthening the capital base by means of additional new capital in combination with the planned USD 100 million. This led, among other things, to intensive negotiations with an international private equity fund for an injection of up to USD 300 million in loan capital, to which was attached a very large warrant program. The continued difficult market conditions caused the private equity fund to withdraw its proposal in October 2011.

At the same time, on behalf of the Company, Evercore Partners contacted a broad range of potential investors, and confidential discussions were initiated with more than 10 interested investors. It soon became evident that the potential new investors required significant adjustments of the Company's existing debt – i.e. new agreements with the Company's banks – as well as a realignment of the cost level on the Company's time charter agreements.

In October 2011, TORM submitted a proposal to its bankers with a view to completing the planned USD 100 million rights issue, while the banks were to accept a three-year moratorium on installments. This proposal also included a number of liquidity-improving measures from the Company of at least USD 100 million over the coming three years. Finally, the proposal included renegotiation of the time charter portfolio. The banks did not wish to negotiate this proposal at that time, and they assessed that TORM required a minimum of USD 300 million in new equity. Since then, the Company achieved a standstill agreement with its banks, which has been extended several times, currently until 30 April 2012.

Five–point action plan
Throughout this period, TORM has worked on a five-point action plan as described in the annual report 2011:

First, the repayment schedule for all bank debt is to be amended and extended.

Secondly, TORM is implementing significant cost-cutting and liquidity-improving measures with an expected cumulative effect of at least USD 100 million over the next three years.

Thirdly, the newbuilding program to be discontinued to preserve liquidity and reduce debt, regardless of the resulting losses. This process has now been completed according to plan.

Fourthly, the agreements and cost levels concerning chartered-in tonnage are to be changed, so that they are realigned to the current market level. A number of the most cost-intensive charter agreements were concluded back in 2007 and 2008 under the high rate level then prevailing and are therefore financially very burdensome in today's market

Fifthly, TORM has as just described worked on strengthening the capital structure with new equity.

Investor proposals
Based on the banks' feedback concerning a capital injection in the tune of USD 300 million, TORM has received thoroughly prepared proposals from three international, recognized groups of investors.

All of the investors proposed to inject triple-digit million USD amounts in equity and/or new liquidity in the Company. All investors' proposals were subject to the condition that the banks were to provide deferral of installments and bullet payments over a period of several years. In addition, some investors wanted the banks to subordinate part of the outstanding debt or write it down, but with a possibility to reinstate at a later stage.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 6 of 9

The proposals were generally conditional on the renegotiation of the time charter portfolio to the current market level, but using different models.

The position of the existing shareholders varied in the different proposals from being allowed to co-invest in part of a total recapitalization to being allowed to hold a smaller part of the Company after the injection of fresh capital.

Based on renewed discussions between the banks and their advisors, the Company received new proposals from the same investors involving less equity, and therefore fewer demands of the banks on their loans.

Company announcement dated 27 March 2012
On 27 March 2012, TORM released a company announcement stating that two international, recognized groups of investors had submitted specific proposals to TORM to inject USD 100-200 million in equity and cash. The proposals from the groups of investors were structured in a way that required TORM's banks to provide a standstill, but in such a way that there is an option for the banks to achieve coverage of their receivables over time. Subsequently, one of these proposals was further improved.

However, TORM has not succeeded in engaging the banks in negotiations with any of the investors to any significant extent, as the banks apparently did not find the proposals sufficiently attractive.

Without a solution TORM is in a very difficult situation, as the Company's liquidity situation is strained and the total USD 1.9 billion debt may be called at any time at the banks' discretion. There is thus a risk of bankruptcy or a similar in-court solution.

Conditional framework agreement in principle between the bank group, the owners of chartered-in tonnage and TORM
Throughout the whole process, TORM's Board of Directors and Executive Management have worked on avoiding bankruptcy or other legal solution in Denmark or abroad. Among other things, the US "chapter 11" rules have been discussed in detail. Accordingly, on 4 April 2012, i.e. shortly after the date of the notice to convene the Annual General Meeting, TORM announced a conditional framework agreement in principle with the Coordination Committee of the bank group and the major owners of chartered-in tonnage regarding a long-term financing solution. Overall, the agreement provides TORM with deferral of installments of its bank debt, new liquidity and it reduces time charter expenses to the current market level in return for the banks and the owners of chartered-in tonnage becoming majority shareholders in TORM in aggregate.

I will now give an account of the most important elements of this framework agreement in principle and outline the derived impacts in the event that the agreement is concluded.

Bank debt
The agreement will provide TORM with a new working capital facility of USD 100 million over a two-year period.

In addition, the agreement provides a deferral of installments of the USD 1.9 billion vessel financing until 31 December 2016 at the earliest, in which period installments will only fall due if the Company has sufficient liquidity. In addition, interests will also be rolled up on the principal for a period of two years.

Chartered-in tonnage
The conditional framework agreement in principle with the major owners of chartered-in tonnage will permanently change the time charter contracts and realign these to the current market level or allow for termination of the contracts. This will mean significant cost savings for TORM and be an important step in the efforts to ensure improved liquidity.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 7 of 9

Conditions
This framework agreement in principle is now being detailed and documented by the banks, the group of owners of chartered-in tonnage and the Company. This work is planned to proceed according to a schedule allowing for finalization while the Company has sufficient liquidity.

It is an important condition to secure the necessary flexibility to implement a final agreement that the proposals under items 6.c. – 6.m. of the agenda are adopted at today's Annual General Meeting. As the methods of implementation have yet to be determined or agreed, it is important that all proposals are adopted to give TORM the greatest possible flexibility to finalize the agreements in due time.

Expected ownership structure
As consideration and compensation for the terms achieved, the banks and the owners of the chartered-in tonnage have demanded a significant majority holding in TORM A/S when the agreements are finalized and endorsed. It is still not clear how the shares will be distributed, but according to the framework agreement in principle as of now the existing shareholders will retain 7.5% of the future share capital.

Other matters in connection with the framework agreement in principle
There is a wish that TORM continues as a listed company, and for all shares to be listed. This will allow existing shareholders to trade their shares.

The Company's future business plan will be determined at a later stage.

In the solution described, the members of the current Board of Directors elected by the shareholders will of course relinquish their mandates in connection with the implementation. TORM can inform that Garbriel Panayotides, Angelos Papoulias and Stefanos-Niko Zouvelos will not seek re-election at this annual general meeting.

***

With the implementation of this framework agreement in principle, there is created a financial safety net for TORM. This is in the interest of all stakeholders. The shareholders avoid losing their entire investment. The banks avoid incurring the major losses that a potential bankruptcy would entail. Finally, TORM will be a going concern based on the current employees. A group of owners consisting of Nordic and international banks with large ownership interests can only be seen as an asset for the Company.

An implemented agreement does not provide a solution to the Company's long-term difficulties with the capital structure, but it generates liquidity - even at the current rate levels - and TORM will get time to see improving market conditions.

Implementation and proposals submitted by the Board of Directors
To implement the agreement, the Board of Directors must obtain the authorizations to a capital increase. I stress the fact that these are just authorizations, because the completion of the agreement will be finalized and implemented at a later stage.

The first step in this process will be the capital reduction set out in proposal 6.c. As described in announcement no. 16 dated 22 April 2012, the Board of Directors proposes that the nominal value of the Company's shares is reduced from DKK 5.00 to DKK 0.01 per share. One of the reasons for this is that new shares cannot be issued at a price below the nominal value. Accordingly, TORM cannot presently issue new shares as the share price is below DKK 5.

If adopted by the shareholders in general meeting, the capital reduction cannot be effected until after a minimum administrative period (notice to the creditors) of four weeks.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 8 of 9

The second step will be the Company's capital increase. The Board of Directors wishes to ensure the greatest possible flexibility for the capital increase, which is necessary to implement the framework agreement in principle. The Board of Directors recommends to the shareholders in the general meeting that they adopt the proposed authorizations to the Board of Directors set out in proposals 6.d to 6.m.

The use of such authorizations will only occur with due consideration of its fiduciary duties, i.e. the Board of Directors continued duties to safeguard the interests of all stakeholders.

For the time being, the Company has engaged an independent international renowned investment advisor to provide a fairness opinion on this framework agreement in principle. This work will continue when a detailed agreement materializes. The Company will keep the shareholders informed of relevant developments on an ongoing basis.

Finally, proposals 4, 6.a. and 6.b. are prompted by the Company's Articles of Association and the new Corporate Governance Recommendations.

***

On behalf of the Board of Directors, I would like to conclude by thanking all our stakeholders for their cooperation through this highly challenging period for the Company.

Announcement no. 20 / 23 April 2012	Board of Directors' report at TORM/AS' annual general meeting on 23 April 2012	Page 9 of 9

Exhibit 99.6

Results from TORM annual general meeting 23 April 2012

At the Annual General Meeting the following took place:

●	The Annual Report 2011 was approved, cf. item 2 of the agenda.

●	The proposal that the net result for the year of USD -445 million be carried forward was approved, cf. item 3 of the agenda

●
Mr N. E. Nielsen, Mr Christian Frigast and Mr Jesper Jarlbæk were re-elected as Board Members, cf. item 4 of the agenda. Mr Gabriel Panayotides, Mr Angelos Papoulias, and Mr Stefanos-Niko Zouvelos had prior to the annual general meeting notified the Company that they would not stand for re-election.

●	Deloitte Statsautoriseret Revisionspartnerselskab was re-appointed as the Company's auditor, cf. item 5 of the agenda.

●
The Board of Directors' proposal that the remuneration level of the Board of Directors for the year 2012 be approved by the shareholders was approved, cf. item 6.a of the agenda following a vote whereby the votes cast and share capital represented were as follows: 98.7% was in favour of the proposal, 1.2% voted against the proposal and 0.1% abstained from voting or voted blank.

●	The Board of Directors' proposal to amend Section 12.2 of the Articles of Association to include a retirement age for members of the Board of Directors was approved, cf. item 6.b of the agenda.

●
The Board of Directors' proposal to decrease the share capital of the Company by an amount of nominally DKK 363,272,000 from nominally DKK 364.000.000 to nominally DKK 728,000 by decreasing the nominal amount per share (denomination) from DKK 5 to DKK 0.01 by transfer of nominally DKK 363,272,000 to a special reserve fund was approved, cf. item 6.c of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to increase the share capital by up to a total nominal amount of DKK 1,500,000,000 by issuance of new shares against payment in cash with pre-emptive subscription rights was approved, cf. item 6.d of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to increase the share capital by up to a total nominal amount of DKK 2,400,000,000 by issuance of new shares at market price in a new class of shares against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights was approved, cf. item 6.e of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to increase the share capital by up to a total nominal amount of DKK 2,400,000,000 by issuance of new shares at market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights was approved, cf. item 6.f of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to increase the share capital by up to a total nominal amount of DKK 1,500,000,000 by issuance of preference shares at market price in a new class of shares without pre-emptive subscription rights was approved, cf. item 6.g of the agenda.

Announcement no. 21 / 23. April 2012	Results from TORM annual general meeting 23 April 2012	Page 1 of 3

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to increase the share capital by up to a total nominal amount of DKK 2,400,000,000 by issuance of new shares in a new class of shares at a rate discounted to the market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights was approved, cf. item 6.h of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to increase the share capital by up to a total nominal amount of DKK 2,400,000,000 by issuance of new shares at a rate discounted to the market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights was approved, cf. item 6.i of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to raise loans with a total loan amount of up to DKK 2,400,000,000 against issuance of convertible debt instruments and to effect the associated capital increases without pre-emptive subscription rights was approved, cf. item 6.j of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to raise loans with a total loan amount of up to DKK 1,500,000,000 against issuance of convertible debt instruments and to effect the associated capital increases with pre-emptive subscription rights was approved, cf. item 6.k of the agenda.

●
The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to issue warrants for a total amount of up to nominally DKK 2,400,000,000 and to effect the associated capital increases without pre-emptive subscription rights was approved, cf. item 6.l of the agenda.

●	The Board of Directors' proposal to authorise the Board of Directors for the period until 30 April 2013 to grant stock options and to purchase treasury shares was approved, cf. item 6.m of the agenda.

●
The Board of Directors' proposal that it be authorised to apply for registration of the resolutions adopted and to make any required amendments thereto with the Danish Business Authority, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority was approved, cf. item 6.n of the agenda.

At a Board meeting held immediately after the Annual General Meeting, the Board of Directors appointed Mr. N. E. Nielsen Chairman and Mr. Christian Frigast Deputy Chairman. Accordingly, the Board of Directors is composed as follows:

●	Niels Erik Nielsen (Chairman)
●	Christian Frigast (Deputy Chairman)
●	Jesper Jarlbæk
●	Niels Peter Abildgaard Nielsen (elected by the employees)
●	Kari Millum Gardarnar (elected by the employees)
●	Rasmus Johannes Hoffmann (elected by the employees)

Announcement no. 21 / 23. April 2012	Results from TORM annual general meeting 23 April 2012	Page 2 of 3

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 21 / 23. April 2012	Results from TORM annual general meeting 23 April 2012	Page 3 of 3